

August 7, 2023

Konstantinos Galanakis
Chief Executive Officer and Chief Financial Officer
Elvictor Group, Inc.
Vassileos Constantinou 79
Vari, Attiki, Greece 16672

> **Re: Elvictor Group, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 000-56508**

Dear Konstantinos Galanakis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 1

1. We note your response and related amended Form 10-K to our comment 1 and we reissue our comment in part. Please revise your report of management on the internal control over financial reporting to include a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting [e.g. framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (the 2013 framework)]. Refer to Item 308(a)(2) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services